# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CROSS TIMBERS ROYALTY TRUST, CIK 0000881787
CUSIP: 22757R109
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: C/O Argent Trust Company, 3838 OAK LAWN AVE., SUITE 1720, Dallas, Texas (TX), 75219-4518
Date of event which requires filing of this statement: 03/23/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001803391

## Reporting persons
- SoftVest Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 629,384; sole dispositive power 0; shared dispositive power 629,384; aggregate amount beneficially owned 629,384 (10.49% of the class)
  Comment: Percentage based on 6,000,000 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025.
- SoftVest GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 629,384; sole dispositive power 0; shared dispositive power 629,384; aggregate amount beneficially owned 629,384 (10.49% of the class)
  Comment: Percentage based on 6,000,000 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025.
- SoftVest, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 629,384; sole dispositive power 0; shared dispositive power 629,384; aggregate amount beneficially owned 629,384 (10.49% of the class)
  Comment: Percentage based on 6,000,000 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025.
- Eric L. Oliver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 629,384; sole dispositive power 0; shared dispositive power 629,384; aggregate amount beneficially owned 629,384 (10.49% of the class)
  Comment: Percentage based on 6,000,000 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025.

## Item 1. Issuer
Name of issuer: CROSS TIMBERS ROYALTY TRUST
Address of issuer's principal executive offices: C/O Argent Trust Company, 3838 Oak Lawn Ave, Suite 1720, Dallas, Texas 75219-4518

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) SoftVest Advisors, LLC, a Delaware limited liability company and a registered investment adviser ("SoftVest"), (ii) SoftVest GP I, LLC, a Delaware limited liability company ("SoftVest GP I, LLC"), (iii) SoftVest, LP, a Delaware limited partnership ("SoftVest, LP"), and (iv) Eric L. Oliver (each, a "Reporting Person" and, together, the "Reporting Persons"). SoftVest, LP directly holds 629,384 units of beneficial interest of the Issuer ("Units of Beneficial Interest"). SoftVest is the investment manager of SoftVest, LP, SoftVest GP I, LLC is the general partner of SoftVest, LP, and Eric L. Oliver is the managing member of each of SoftVest and SoftVest GP I, LLC. As a result, each of SoftVest, SoftVest GP I, LLC and Eric L. Oliver may be deemed to beneficially own the securities beneficially owned by SoftVest, LP. Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

The registered office of SoftVest Advisors, LLC, SoftVest GP I, LLC, and SoftVest, LP is 400 Pine Street, Suite 1010, Abilene, TX, 79601. The principal business address of Eric L. Oliver is 400 Pine Street, Suite 1010, Abilene, TX, 79601.
Citizenship: See response to Item 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated as of March 27, 2026, by and among SoftVest Advisors, LLC, SoftVest GP I, LLC, SoftVest, LP and Eric L. Oliver.

## Signatures
- SoftVest Advisors, LLC: /s/ Eric L. Oliver, Eric L. Oliver/President and Managing Member (03/27/2026)
- SoftVest GP I, LLC: /s/ Eric L. Oliver, Eric L. Oliver/President and Managing Member (03/27/2026)
- SoftVest, LP: By: SOFTVEST GP I, LLC, the General Partner, /s/ Eric L. Oliver, Eric L. Oliver/President and Managing Member (03/27/2026)
- Eric L. Oliver: /s/ Eric L. Oliver, Eric L. Oliver (03/27/2026)